Exhibit 4.1

THIS STOCK PURCHASE AGREEMENT (the “Agreement”) is made as of the 29th day of March, 2004, by and between Omtool, Ltd., a Delaware corporation (the “Company”), and the investors listed on the Schedule of Investors attached hereto as Exhibit A (each an “Investor” and collectively, the “Investors”).

W I T N E S S E T H:

WHEREAS, the Company desires to sell to the Investors, and the Investors desire to purchase from the Company, 300,000 shares (the “Shares”) of common stock, par value $.01 per share (the “Common Stock”), at a price of $12.00 per share, for a total purchase price of $3,600,000 pursuant to the provisions of this Agreement;

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties do hereby agree as follows:

1.                                       Purchase and Sale of Common Stock.

1.1                                 Issuance and Sale of Common Stock. Subject to the terms and conditions of this Agreement, each Investor agrees, severally and not jointly, to purchase at the Closing (as defined below), and the Company agrees to sell and issue to each Investor, that number of Shares of Common Stock set forth opposite such Investor’s name on Exhibit A attached hereto at a purchase price of $12.00 per share (the “Per Share Price”).  The aggregate purchase price (the “Purchase Price”) to be paid by the Investors to the Company to acquire the Common Stock shall be $3,600,000.

1.2                                 Closing.

(a)                                  The purchase and sale of the Common Stock (the “Closing”) shall take place at the offices of Broadband Capital Management LLC, 805 Third Avenue, New York, New York 10022 at 10:00 a.m., on March 30, 2004, or at such other time and place as the Company and the Investors mutually agree upon orally or in writing.

(b)                                 At the Closing, the Company shall deliver to the Investors, share certificates representing the Shares, against payment of the Purchase Price by wire transfer to the Company.

2.                                       Representations and Warranties of the Company.  The Company hereby represents and warrants to the Investors, except as set forth on a Schedule of Exceptions to Representations and Warranties attached hereto as Exhibit B (the “Schedule of Exceptions”), the following:

2.1                                 Subsidiaries.  The Company does not presently own or control, directly or indirectly, any interest in any other corporation, association, or other business entity except as disclosed in the SEC Reports (as hereinafter defined) (each, a “Subsidiary” and collectively, the “Subsidiaries”).  Unless the context requires otherwise, all references herein to the “Company” shall refer to the Company and its Subsidiaries. The Company is not a party to any joint venture, partnership, or similar arrangement.

2.2                                 Organization, Good Standing, and Qualification.  The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware, and has all requisite corporate power and authority to carry on its business as now conducted.  The Subsidiaries are duly organized in their respective jurisdictions of organization, validly existing and in good standing in such respective jurisdictions and each has the power and authority to carry on its respective business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure so to qualify would have a Material Adverse Effect (as hereafter defined).

2.3                                 Capitalization.   The number of authorized, issued and outstanding capital stock of the Company is set forth in Exhibit B.  Except as disclosed in Exhibit B, no securities of the Company or any Subsidiary are entitled to preemptive or similar rights, nor is any holder of securities of the Company or any Subsidiary entitled to preemptive or similar rights arising out of any agreement or understanding with the Company or any Subsidiary by virtue of any of the Transaction Documents (defined hereinafter).  Except as disclosed in Exhibit B, there are no outstanding options, warrants, script rights to subscribe to, calls or commitments to issue, or securities, except as a result of the purchase and sale of the Shares, or rights or obligations convertible into or exchangeable for, or giving any Person (as defined below) any right to subscribe for or acquire, any shares of Common Stock, or contracts, commitments, understandings, or arrangements by which the Company or any Subsidiary is or may become bound to issue additional shares of Common Stock, or securities or rights convertible or exchangeable into shares of Common Stock.  Except as contemplated in the Registration Rights Agreement and as disclosed in Exhibit B, the Company has not granted or agreed to grant any registration rights, including piggyback rights, to any person or entity.

2.4                                 Authorization.  All corporate action on the part of the Company necessary for the authorization, execution, and delivery of this Agreement and the Registration Rights Agreement (as hereafter defined) (collectively, the “Transaction Documents”), the performance of all obligations of the Company hereunder and thereunder and the authorization, issuance and delivery of the Shares, has been taken or will be taken prior to the Closing, and the Transaction Documents constitute valid and legally binding obligations of the Company, enforceable in accordance with their respective terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, and (iii) to the extent the indemnification provisions contained in the Transaction Documents may be limited by applicable federal or state laws.

2.5                                 Valid Issuance of Common Stock. The Common Stock being purchased by the Investors hereunder, when issued, sold, and delivered in accordance with the terms hereof for the consideration provided for herein, will be duly and validly issued, fully paid and nonassessable, and, based in part upon the representations of the Investors in this Agreement, will be issued in compliance with all applicable federal and state securities laws.

2.6                                 Filings, Consents and Approvals.  Assuming the accuracy of the representations and warranties made by the Investors in Section 3 hereof, neither the Company nor any Subsidiary is required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents, other than (i) a proper Form D in accordance with Regulation D promulgated under the Securities Act of 1933, as amended (the “Act”), and applicable Blue Sky filings, (ii) such matters contemplated by the Registration Rights Agreement, (iii) a Notification Form:  Listing of Additional Shares and (iv) in all other cases where the failure to obtain such consent, waiver, authorization or order, or to give such notice or make such filing or registration could not have or result in, individually or in the aggregate, a material adverse effect (financial or otherwise) on the business, property, assets or liabilities of the Company and its Subsidiaries taken as a whole (“Material Adverse Effect”).

2.7                                 Litigation.  There is no action, suit, proceeding, claim or investigation pending or, to the knowledge of the Company, currently threatened against the Company which questions the validity of the Transaction Documents, or the right of the Company to enter into any of them, or to consummate the transactions contemplated hereby or thereby, or which would reasonably be expected to result, either individually or in the aggregate, in any material adverse change (financial or otherwise) in the business, property, assets or liabilities of the Company, nor is the Company aware that there is any basis for the foregoing.  The Company is not a party or subject to the provisions of any order, writ, injunction, judgment, or decree of any court or government agency or instrumentality specifically naming the Company.

2.8                                 Patents and Trademarks.  The Company has sufficient title and ownership of, or has otherwise acquired rights with respect to, all patents, trademarks, service marks, trade names, copyrights, trade secrets, information, inventions, proprietary rights, and processes necessary for its business as now conducted without, to the Company’s knowledge, any conflict with or infringement of the rights of others.  The Company has not received any communications alleging that the Company has violated or, by conducting its business would violate any of the patents, trademarks, service marks, trade names, copyrights, or trade secrets, or other proprietary rights of any other person or entity which the Company believes will result in a Material Adverse Effect.  The Company is not aware that any of its employees or officers are obligated under any contract (including licenses, covenants, or commitments of any nature) or other agreement, or subject to any judgment, decree, or order of any court or administrative agency, that would interfere with the use of such employee’s or officer’s commercially reasonable efforts to promote the interests of the Company or that would conflict with the Company’s business as conducted.  Neither the carrying on of the Company’s business by the employees of the Company, nor the conduct of the Company’s business, will, to the Company’s knowledge, conflict with or result in a breach of the terms, conditions, or provisions of, or constitute a default under, any contract, covenant, or instrument under which any of such employees or officers are now obligated.

2.9                                 Compliance with Other Instruments.  The Company is not in violation or default of any provisions of its Amended and Restated Certificate of Incorporation or Amended and Restated By-laws or, to its knowledge, of any instrument, judgment, order, writ, decree, mortgage, indenture, lease, license or contract to which it is a party or by which it is bound or, to its knowledge, of any provision of federal, state, or local statute, rule, or regulation applicable to the Company, except as would not reasonably be expected, singly or in the aggregate, to have a Material Adverse Effect.  The execution, delivery, and performance of the Transaction Documents and the consummation of the transactions contemplated thereby will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either a default under any such provision, instrument, judgment, order, writ, decree or contract, or an event which results in the creation of any lien, charge, or encumbrance upon any assets of the Company or the suspension, revocation, impairment, forfeiture, or nonrenewal of any material permit, license, authorization, or approval applicable to the Company, its business or operations, or any of its assets or properties, except as would not reasonably be expected, singly or in the aggregate, to have a Material Adverse Effect.

2.10                           Permits.  The Company has all material governmental franchises, permits, licenses, and any similar authority necessary for the conduct of its business as now being conducted by it, the lack of which would reasonably be expected to have a Material Adverse Effect and believes it can obtain, without undue burden or expense, any similar authority for the conduct of its business as planned to be conducted.  The Company is not in default in any material respect under any of such franchises, permits, licenses, or other similar authority.

2.11                           Compliance with Laws.  The conduct of business by the Company and each Subsidiary as presently and proposed to be conducted is not subject to continuing oversight, supervision, regulation or examination by any governmental official or body of the United States or any other jurisdiction wherein the Company or any Subsidiary conducts or proposes to conduct such business, except such regulation as is applicable to commercial enterprises generally.  Except as set forth in the Disclosure Materials, neither the Company nor any of the Subsidiaries has received any notice of any violation of or noncompliance with, any federal, state, local or foreign laws, ordinances, regulations and orders (including, without limitation, those relating to environmental protection, occupational safety and health, federal securities laws, equal employment opportunity, consumer protection, credit reporting, “truth-in-lending”, and warranties and trade practices) applicable to its business or to the business of any Subsidiary, the violation of, or noncompliance with, which would have a Material Adverse Effect, and the Company knows of no facts or set of circumstances which would reasonably be expected to give rise to such a notice.

2.12                           Disclosure.  This Agreement, and any other statements or certificates made or delivered in connection herewith or therewith, when taken together with the Disclosure Materials (as defined below), do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements herein or therein not misleading.

2.13                           Title to Property and Assets.  The Company owns its property and assets free and clear of all mortgages, liens, loans, pledges, security interests, claims, equitable interests, charges, and encumbrances, except such encumbrances and liens which arise in the ordinary course of business and do not materially impair the Company’s ownership or use of such property or assets.  With respect to the property and assets it leases, the Company is in compliance in all material respects with such leases and, to its knowledge, holds a valid leasehold interest free of any liens, claims, or encumbrances.

2.14                           Insurance.  The Company has in full force and effect fire and casualty insurance policies, with extended coverage, sufficient in amount (subject to reasonable deductibles) to allow it to replace any of its properties that might be damaged or destroyed, and the Company has insurance against other hazards, risks, and liabilities to persons and property to the extent and in the manner customary for companies in similar businesses similarly situated.

2.15                           SEC Reports; Financial Statements.  The Company has filed all reports required to be filed by it under the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (or such shorter period as the Company was required by law to file such material) (the foregoing materials being collectively referred to herein as the “SEC Reports” and, together with the Schedule of Exceptions to this Agreement, the “Disclosure Materials”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension.  As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the Commission promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  All material agreements to which the Company is a party or to which the property or assets of the Company are subject have been filed as exhibits to the SEC Reports to the extent required.  The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing.  Such financial statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”), except as may be otherwise specified in such financial statements or the notes thereto, and fairly present in all material respects the financial position of the Company and its consolidated subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments and the absence of certain footnotes.  Except as set forth on Exhibit B or except as specifically disclosed in the Disclosure Materials, since December 31, 2003  (a) there has been no event, occurrence or development that has had or that could reasonably be expected to have or result in a Material Adverse Effect, (b) the Company has not incurred any material liabilities (contingent or otherwise) other than (x) liabilities incurred in the ordinary course of business consistent with past practice and (y) liabilities not required to be reflected in the Company’s financial statements pursuant to GAAP or required to be disclosed in filings made with the Commission, (c) the Company has not altered its method of accounting or the identity of its auditors and (d) the Company has not declared or made any payment or distribution of cash or other property to its stockholders (other than in compliance with existing Company stock or stock option plans) with respect to its capital stock, or purchased or redeemed or except as disclosed to the Investors, made or intends to make any agreements to purchase or redeem) any shares of its capital stock.  Additionally, since the adoption of the Sarbanes-Oxley Act of 2002 (the “New Act”), the Company has complied in all material respects with the laws, rules and regulation under the New Act.

2.16                           No Conflict of Interest.  Except as otherwise disclosed in the Disclosure Materials, the Company is not indebted in excess of $25,000, directly or indirectly, to any of its executive officers or directors other than in connection with expenses or advances of expenses incurred in the ordinary course of business or relocation expenses of executive officers and directors, nor is the Company contemplating such indebtedness as of the date of this Agreement.  Except as otherwise disclosed in the Disclosure Materials and except for transactions on an arms length basis, none of said executive officers or directors is directly or indirectly indebted in excess of $25,000 to the Company or to the Company’s knowledge have any direct or indirect ownership interest in any firm or corporation with which the Company is affiliated or with which the Company has a business relationship or any firm or corporation which competes with the Company, nor is the Company contemplating such indebtedness as of the date of this Agreement, except that executive officers and directors may own stock in publicly traded companies (not in excess of 1% of the outstanding capital stock thereof) which may be affiliated, have a business relationship or compete with the Company.

2.17                           S-3 Eligibility.  The Company is currently eligible to register the resale of its common stock in a secondary offering on a registration statement on Form S-3 under the Securities Act.

2.18                           Nasdaq Listing.  The Company’s Common Stock is registered pursuant to Section 12(g) of the Exchange Act and is listed on the Nasdaq SmallCap Market and the Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Stock under the Exchange Act or delisting the Common Stock from the Nasdaq Small Cap Market, nor has the Company received, nor has it any reason to believe it will receive, any notification that the Securities and Exchange Commission or Nasdaq is currently contemplating terminating such registration or listing.

2.19                           Tax Reporting.  The Company has made or filed all federal, state and foreign income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject and which are due (unless and only to the extent that the Company has set aside on its books provisions reasonably adequate for the payment of all unpaid and unreported taxes or has obtained an extension of the deadline for such filing) and has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and has set aside on its books provisions reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply.  To the Company’s knowledge, there are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction.  The Company has not executed a waiver with respect to the statute of limitations relating to the assessment or collection of any foreign, federal, statue or local tax.  To the Company’s knowledge, none of the Company’s tax returns is presently being audited by any taxing authority.

3.                                       Representations and Warranties of the Investors.  Each of the Investors, severally and not jointly, hereby represents and warrants that:

3.1                                 Authorization.  The execution of the Transaction Documents to which such Investor is a party and the consummation of the transactions contemplated thereby have been duly authorized by all necessary action on the part of such Investor and that the Transaction Documents to which such Investor is a party have been duly executed and delivered and constitute valid and legally binding obligations of the Investor enforceable in accordance with their terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

3.2                                 Purchase Entirely for Own Account.  The Common Stock to be purchased by the Investor will be acquired for investment for the Investor’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and such Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.  Such Investor does not have any contract, undertaking, agreement, or arrangement with any person to sell, transfer, or grant participation to any person with respect to any of the Shares.  The Investor represents that it has full power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.

3.3                                 Disclosure of Information.  The Investor acknowledges that it has received all the information that it has requested relating to the Company and the purchase of the Common Stock.  The Investor further represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Common Stock.  The foregoing, however, does not limit or modify the representations and warranties of the Company in Section 2 of this Agreement or the right of the Investor to rely thereon.

3.4                                 Accredited Investor.  The Investor is an “accredited investor” within the meaning of Rule 501 of Regulation D of the Securities and Exchange Commission (the “SEC”), as presently in effect and the Investor is also knowledgeable, sophisticated and experienced in making, and is qualified to make decisions with respect to the transactions contemplated hereby.

3.5                                 Restricted Securities.  Investor understands that the Common Stock that it is purchasing is characterized as “restricted securities” under the federal securities laws inasmuch as it is being acquired from the Company in a transaction not involving a public offering, and that under such laws and applicable regulations such securities may be resold without registration under the Act, only in certain limited circumstances.  In this connection, the Investor represents that it is familiar with SEC Rule 144, as presently in effect, and understands the resale limitations imposed thereby and by the Act.

3.6                                 Legends.  It is understood that the certificates evidencing the Common Stock shall bear a legend, reading substantially as follows:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR THE SECURITIES LAWS OF ANY STATE AND ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AS SET FORTH IN THIS CERTIFICATE.  THE SECURITIES REPRESENTED

HEREBY MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED, HYPOTHECATED, OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL, REASONABLY ACCEPTABLE TO COUNSEL FOR THE COMPANY, TO THE EFFECT THAT THE PROPOSED SALE, TRANSFER, OR DISPOSITION MAY BE EFFECTUATED WITHOUT REGISTRATION UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS.”

3.7                                 Confidential Information.  At all times during the Company’s offering of the Shares, the Investor has maintained in confidence all non-public information regarding the Company received by the Investor from the Company or its agents, has not traded in the Company’s securities on the basis of any non-public information.

3.8                                 Agent Appointment.  The Investor hereby appoints Broadband Capital Management LLC to act as its agent on its behalf for the limited purposes described in the Registration Rights Agreement.

3.9                                 Investor Questionnaire.  The Investor covenants to execute and deliver to the Company at or promptly following the Closing an investor questionnaire supplied by the Company to facilitate the registration of the Shares pursuant to the Registration Rights Agreement and the information contained therein shall be true and correct.

4.                                       Conditions of the Investors’ Obligations at Closing.  The obligations of the Investors under subsection 1.1(a) of this Agreement is subject to the fulfillment on or before the Closing of each of the following conditions:

4.1                                 Representations and Warranties.  The representations and warranties of the Company contained in Section 2 hereof shall be true on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the date of such Closing.

4.2                                 Performance.  The Company shall have performed and complied with all agreements, obligations, and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing.

4.3                                 Compliance Certificate.  The President of the Company shall deliver to the Investors, at the Closing, a certificate certifying that the conditions specified in Sections 4.1 and 4.2 have been fulfilled.

4.4                                 Proceedings and Documents.  All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to the Investors and counsel to the Investors, and they shall have received all such counterpart original and certified or other copies of such documents as they may reasonably request.

4.5                                 Opinion of Company Counsel.  The Investors shall have received from Testa Hurwitz & Thibeault, LLP an opinion, dated as of the Closing, substantially in form attached hereto as Exhibit C.

4.6                                 Good Standing Certificates.  The Company shall have delivered to the Investors, dated as of a date within five (5) business days of the Closing, a certificate issued by the Secretary of

State of Delaware to the effect that it is legally existing and in good standing.

4.7                                 Secretary’s Certificate.  The Company shall have delivered to the Investors a certificate executed by the Secretary of the Company dated as of the Closing certifying the resolutions adopted by the Company’s Board of Directors relating to the transactions contemplated by this Agreement.

4.8                                 Delivery of Common Stock. The Company shall have delivered the Common Stock to the Investors, as specified in Section 1.

4.9                                 Registration Rights Agreement.  The Company and the Investors, excluding the Investors listed on Exhibit E (the “Excluded Investors”), shall have entered into a registration rights agreement dated of even date herewith, a form of which is attached hereto as Exhibit D (the “Registration Rights Agreement”).

4.10                           Other Payments.  Concurrent with the Closing, the Company shall issue the Broadband Compensation (as such term is defined in Section 7.7 hereto).

5.                                       Conditions of the Company’s Obligations at Closing.  The obligations of the Company to the Investors under this Agreement is subject to the fulfillment on or before any Closing of each of the following conditions by the Investors:

5.1                                 Representations and Warranties.  The representations and warranties of the Investors contained in Section 3 shall be true on and as of such Closing with the same effect as though such representations and warranties had been made on and as of such Closing.

5.2                                 Payment of Purchase Price.  The Investors shall have delivered the purchase price specified in Section 1.2.

5.3                                 Registration Rights Agreement.  The Company and the Investors, other than the Excluded Investors, shall have entered into the Registration Rights Agreement.

6.                                       Indemnification.  The Company agrees to indemnify and hold harmless each of the Investors and their respective affiliates against any investigations, proceedings, claims or actions and for any expenses, damages, liabilities or losses (joint or several) that arise out of or are based upon any breach of any representation, warranty, agreement, obligation or covenant of the Company contained herein.

7.                                       Miscellaneous.

7.1                                 Survival of Representations and Warranties.  All of the representations and warranties made herein shall survive the execution and delivery of this Agreement for a period of eighteen (18) months following the Closing and be of no further force or effect as of such date, except that the representations and warranties set forth in Sections 2.3, 2.4 and 2.6 shall survive forever and shall not terminate.  The Investors are entitled to rely, and the parties hereby acknowledge that the Investors have so relied, upon the truth, accuracy and completeness of each of the representations and warranties of the Company contained herein, irrespective of any independent investigation made by Investors.  The Company is entitled to rely, and the parties hereby acknowledge that the Company has so relied, upon the truth, accuracy and completeness of each of the representations and warranties of the Investors contained herein, irrespective of any independent investigation made by the Company.

7.2                                 Successors and Assigns.  Except as otherwise provided in this Agreement, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties to this Agreement; provided, however, that the right of the Investors to purchase the Shares shall not be assignable without the prior written consent of the Company.  Notwithstanding the foregoing but subject to compliance with applicable securities laws, the parties agree that following the Closing, the Investors may assign their rights and obligations under this Agreement to any of their affiliates or to any successors to the Investors or such affiliates.

7.3                                 Governing Law.  This Agreement shall be governed by and construed under the laws of the State of New York as applied to agreements among New York residents entered into and to be performed entirely within New York. The Company (1) agrees that any legal suit, action or proceeding arising out of or relating to this Agreement shall be instituted exclusively in New York State Supreme Court, County of New York, or in the United States District Court for the Southern District of New York, (2) waives any objection which the Company may have now or hereafter to the venue of any such suit, action or proceeding, and (3) irrevocably consents to the jurisdiction of the New York State Supreme Court, County of New York, and the United States District Court for the Southern District of New York in any such suit, action or proceeding.  The Company further agrees to accept and acknowledge service of any and all process which may be served in any such suit, action or proceeding in the New York State Supreme Court, County of New York, or in the United States District Court for the Southern District of New York and agrees that service of process upon the Company mailed by certified mail to the Company’s address shall be deemed in every respect effective service of process upon the Company, in any such suit, action or proceeding.  THE PARTIES HERETO AGREE TO WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY DOCUMENT OR AGREEMENT CONTEMPLATED HEREBY.

7.4                                 Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement, once executed by a party, may be delivered to the other party hereto by facsimile transmission of a copy of this Agreement bearing the signature of the party so delivering this Agreement.

7.5                                 Titles and Subtitles.  The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

7.6                                 Notices.  Unless otherwise provided, any notice, authorization, request or demand required or permitted to be given under this Agreement shall be given in writing and shall be deemed effectively given upon personal delivery to the party to be notified or three (3) days following deposit with the United States Post Office, by registered or certified mail, postage prepaid, or two days after it is sent by an overnight delivery service, or when sent by facsimile with machine confirmation of delivery addressed as follows:

If to the Investors to such address as is set forth on Exhibit A annexed hereto

If to Company, to:

Omtool, Ltd.

8A Industrial Way

Salem, NH 03079

Telecopier No.: 603-890-1925

Attention: Chairman

With a copy to:

Testa Hurwitz & Thibeault, LLP

125 High Street

Boston, MA 02110

Telecopier No.: 617-248-7100

Attention:  John A. Meltaus, Esq.

Any party may change its address for such communications by giving notice thereof to the other parties in conformity with this Section.

7.7                                 Finder’s Fee.  Each party represents that it neither is nor will be obligated for any finders’ or brokers’ fee or commission in connection with this transaction; provided, however, that the Company is obligated to pay certain compensation upon consummation of the transactions contemplated hereby to Broadband Capital Management LLC (“Broadband Compensation”) pursuant to that certain engagement agreement dated March 26, 2004.  The Broadband Compensation shall consist of the issuance of 25,500 shares of Common Stock (“Advisor Stock”) and warrants to purchase 25,500 shares of Common Stock at an exercise price of $12.00 per share (“Advisor Warrants”).

7.8                                 Transaction Expenses; Enforcement of Transaction Documents.  The Company and each Investor shall pay their respective costs and expenses incurred with respect to the negotiation, execution, delivery and performance of this Agreement.  If any action at law or in equity is necessary to enforce or interpret the terms of the Transaction Documents, the prevailing party shall be entitled to reasonable attorney’s fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled.

7.9                                 Amendments and Waivers.  Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Investors holding a majority of the Shares; provided, however, that this Agreement may not be amended and the observance of any term hereunder may not be waived with respect to any Investor without the written consent of such Investor unless such amendment or waiver applies to all Investors in the same fashion.  Any amendment or waiver effected in accordance with this paragraph shall be binding upon each holder of any securities purchased under this Agreement at the time outstanding, each future holder of all such securities, and the Company.

7.10                           Severability.  If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

7.11                           Entire Agreement.  This Agreement and the documents referred to herein constitute the entire agreement among the parties and no party shall be liable or bound to any other party in any manner by any warranties, representations, or covenants except as specifically set forth herein or therein.

7.12                           Independent Nature of Investors’ Obligations and Rights.  The obligations of each Investor under any Transaction Document are several and not joint with the obligations of any other Investor, and no Investor shall be responsible in any way for the performance of the obligations of any other Investor under any Transaction Document.  Nothing contained herein or in any Transaction Document, and no action taken by any Investor pursuant thereto, shall be deemed to constitute the

Investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Document.  Each Investor shall be entitled to independently protect and enforce its rights, including without limitation, the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Investor to be joined as an additional party in any proceeding for such purpose.  Each Investor has been represented by its own separate legal counsel in their review and negotiation of the Transaction Documents.

7.13                           Excluded Investors.  Notwithstanding anything to the contrary set forth in the Transaction Documents, neither the Excluded Investors (nor any and all of their direct or indirect assigns (including without limitation affiliated assignees), successors (including without limitation successors to affiliated assignees), heirs, executors, administrators, or transferees), nor any of the Shares acquired hereunder by the Excluded Investors shall be entitled to the benefits of the Registration Rights Agreement, nor any other registration rights or related notice rights, nor the benefit of any representation, warranty, condition, covenant, obligation or legal opinion provided hereunder or in connection herewith or the transactions contemplated hereby, to the extent relating to the Registration Rights Agreement or the matters contemplated thereby.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

OMTOOL, LTD.

By:	/s/ Robert Voelk
	Name:	Robert Voelk
	Title:	President

“INVESTORS”

The Doug Levine 2002 Qualified Annuity Trust

By:	/s/ Doug Levine

Name:	Doug Levine

Title:	Trustee

DKR Sound Shore Strategic Holding Fund Ltd.

By:	/s/ Barbara Burger

Name:	Barbara Burger

Title:	Alternate Director

DKR Sound Shore Oasis Holding Fund Ltd.

By:	/s/ Barbara Burger

Name:	Barbara Burger

Title:	Alternate Director

Fraydon Manocherian

By:	/s/ Fraydon Manocherian

Name:	Fraydon Manocherian

Title:	Self

SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT

/s/ Michael Rapoport

Name:	Michael Rapoport

Title:

/s/ Jeffrey Meshel

Name:	Jeffrey Meshel

Corsair Capital Partners, L.P.

By:	/s/ Jay Petschet

Name:	Jay Petschet

Title:	Managing Member of G.P.

Corsair Capital Partners 700, L.P.

By:	/s/ Jay Petschet

Name:	Jay Petschet

Title:	Managing Member of G.P.

Corsair Capital Investors, Ltd.

By:	/s/ Jay Petschet

Name:	Jay Petschet

Title:	Managing Member of I.M.

Alexander Enterprise Holdings Corp.

By:	/s/ Jared Bluestein

Name:	Jared Bluestein

Title:	Director

Selwyn Partners LP

By:	/s/ Victor M. Dandridges

Name:	Victor M. Dandridges

Title:	General Partner

The FM Grandchildren’s Trust

By:	/s/ Greg Mandcherian

Name:	Greg Mandcherian

Title:	Vice President

Trinad Capital LP

By:	/s/ Robert Ellin

Name:	Robert Ellin

Title:	Managing Member

Kabuki Partners ADP, G.P.

By:	/s/ Greg Mandcherian

Name:	Greg Mandcherian

Title:	Vice President

Leviticus Partners L.P.

By:	/s/ Adam M. Hutt

Name:	Adam M. Hutt

Title:	President, AMH Equity, The General Partner of Leviticus Partners LP

EXHIBIT A

SCHEDULE OF INVESTORS

Investor Name and Address	Number of Shares of Common Stock Purchased	Per Share Purchase Price	Portion of Purchase Price Payable
The Doug Levine 2002 Qualified Annuity Trust 2760 North Bay Road Miami Beach, FL 33140	41,667	$12.00	$500,004.00
DKR Soundshore Strategic Holding Fund Ltd. c/o DKR Management Company Ind. 1281 East Main Street Stamford, CT 06902	6,000	$12.00	$72,000.00
DKR Soundshore Oasis Holding Fund Ltd. c/o DKR Management Company Ind. 1281 East Main Street Stamford, CT 06902	34,000	$12.00	$408,000.00
Fraydon Manocherian 46 Westchester Avenue Pound Ridge, NY 10576	20,833	$12.00	$249,996.00
Michael Rapoport c/o Broadband Capital Management LLC New York, NY 10022	25,000	$12.00	$300,000.00
Jeffrey Meshel Mercury Capital 317 Madison Avenue New York, NY 10017	10,000	$12.00	$120,000.00
Corsair Capital Investors Ltd. 350 Madison Avenue New York, NY 10017	4,500	$12.00	$54,000.00
Corsair Capital Partners 700 L.P. 350 Madison Avenue New York, NY 10017	1,500	$12.00	$18,000.00
Corsair Capital Partners, L.P. 350 Madison Avenue New York, NY 10017	34,000	$12.00	$408,000.00
Alexander Enterprise Holdings Corp. 801 Brickness Avenue Suite 2580 Miami, FL 33131	20,000	$12.00	$240,000.00
Selwyn Partners LP 315 Old Ivy Way, Suite 302 Charlottesville, VA 22903	10,000	$12.00	$120,000.00
The FM Grandchildren’s Trust 46 Westchester Avenue Pond Ridge, NY 10576	12,500	$12.00	$150,000.00
Trinad Capital LP 153 E. 53rd Street, 48th Floor New York, NY 10022	10,000	$12.00	$120,000.00
Kaburi Partners ADP, G.P. 46 Westchester Avenue Pound Ridge, NY 10576	50,000	$12.00	$600,000.00
Leviticus Partners LP 30 Park Avenue, Suite 12F New York, NY 10016	20,000	$12.00	$240,000.00
TOTAL	300,000		$3,600,000.00

EXHIBIT B

SCHEDULE OF EXCEPTIONS

2.3                                 Capitalization.

As of the date hereof, the authorized capital stock of the Company consists of 2,000,000 shares of preferred stock, $.01 par value, and 35,000,000 shares of common stock, $.01 par value.

As of March 29, 2004, there were 1,757,546 shares of common stock issued and outstanding, 108,189 shares of common stock held in treasury, and no shares of preferred stock issued and outstanding.

As of March 29, 2004, options to purchase approximately 240,158 shares of common stock were outstanding under the Company’s stock and stock option plans.

The Company has agreed to issue 25,500 shares of common stock and a warrant to purchase 25,500 shares of common stock to Broadband Capital Management LLC.

The Company has granted certain registration rights pursuant to the Series B Preferred Stock Purchase Agreement dated as of July 22, 1996.

The Company’s board of directors has authorized a two-for-one stock split in the form of a stock dividend on the common stock.

EXHIBIT C

FORM OF LEGAL OPINION

EXHIBIT D

REGISTRATION RIGHTS AGREEMENT

EXHIBIT E

EXCLUDED INVESTORS

Jeffrey Meshel

Michael Rapp